EXHIBIT 99.1

Aeterna Zentaris Reports Third Quarter 2018 Financial and Operating Results

CHARLESTON, S.C., Nov. 06, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS), a biopharmaceutical company engaged in developing and commercializing pharmaceutical products, today reported financial and operating results for the third quarter ended September 30, 2018.

All Amounts are in U.S. Dollars

Recent Key Developments

  The Company submitted its D181 CHMP response to the EMA on October 16, 2018.
  The Company’s financial condition remains strong with $16.8 million of cash and cash equivalents and no debt.
   On October 31, 2018, our current licensing partner, Strongbridge Biopharma Plc, announced that it has entered into an agreement to transfer to Novo Nordisk A/S its interest in our license agreement with respect to the United States and Canadian rights to Macrilen™ (macimorelin).

Commenting on recent key developments, Michael V. Ward, President and Chief Executive Officer for Aeterna Zentaris, stated, "We are very pleased with the progress we are making in the European Union and of the Company’s Day-181 CHMP submission of macimorelin to the European Medicines Agency last month and anticipate a decision from the European Commission in the first quarter of 2019.”

Third Quarter Financial Highlights

  Cash $16.8 million

  Revenues $0.7 million (YTD $25.5 million)

  Research and Development (“R&D") Costs $0.4 million (YTD $2.2 million)

  General and Administrative (“G&A") Expenses $2.4 million (YTD $7.2 million)

  Net loss $2.5 million (YTD net income $9.3 million)

The Company will host a conference call to discuss these results on Wednesday, November 7, 2018, at 8:30 a.m., Eastern Time. Participants may access the conference call by telephone using the following dial-in numbers:

  Toll-Free: 877-407-8029, Confirmation #13684540
  Toll: 201-689-8029, Confirmation #13684540

A replay of the conference call will also be available on the Company’s website for a period of 30 days.
For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the third quarter 2018, as well as the Company’s audited consolidated financial statements as at September 30, 2018, 2017, 2016 and 2015, can be found at www.zentaris.com in the "Investors" section.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an oral ghrelin receptor agonist, to be administered in the diagnosis of patients with adult growth hormone deficiency.  Aeterna Zentaris has licensed Macrilen™ (macimorelin) to Strongbridge Biopharma plc in the United States and Canada. For more information, visit www.zentaris.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events.  Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results.  Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption "Key Information - Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission ("SEC"). Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize  or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two of our former officers, litigation brought by Cogas Consulting, LLC, or other litigation, on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contact:
Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
IR@aezsinc.com843-900-3201

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2018 and 2017
(in thousands of US dollars, except share and per share data)
	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2018	2017	2018	2017
	$	$	$	$
Revenues
Sales commission and other	—	122	111	406
Product sales	663	—	721	—
Licensing revenue	—	119	24,657	339
Total revenues	663	241	25,489	745
Cost of goods sold	494	—	691	—
Gross income	169	241	24,798	745
Operating expenses
Research and development costs	358	4,124	2,165	10,178
General and administrative expenses	2,439	1,665	7,229	5,420
Selling expenses	383	1,652	2,521	4,643
Total operating expenses	3,180	7,441	11,915	20,241
(Loss) income from operations	(3,011)	(7,200)	12,883	(19,496)

(Loss) gain due to changes in foreign currency exchange rates	(133)	169	592	430
Change in fair value of warrant liability	58	(2,617)	1,752	2,700
Other finance income	30	17	174	54
Net finance (loss) income	(45)	(2,431)	2,518	3,184
(Loss) income before income taxes	(3,056)	(9,631)	15,401	(16,312)
Income tax recovery (expense)	547	—	(6,088)	—
Net (loss) income	(2,509)	(9,631)	9,313	(16,312)

Items that may be reclassified subsequently to profit or loss:

Foreign currency translation adjustments	3	(400)	(247)	(1,192)
Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans	406	—	611	635
Comprehensive (loss) income	(2,100)	(10,031)	9,677	(16,869)
Net (loss) income per share [basic]	(0.15)	(0.61)	0.57	(1.13)
Net (loss) income per share [diluted]	(0.15)	(0.61)	0.56	(1.13)
Basic weighted average number of shares outstanding	16,440,760	15,803,080	16,440,760	14,457,421
Diluted weighted average number of shares outstanding	16,440,760	15,803,080	16,655,576	14,457,421

Condensed Interim Consolidated Statements of Financial Position
	(in thousands of US dollars)
(Unaudited)	September 30, 2018	December 31, 2017
	$	$
ASSETS
Cash and cash equivalents	16,800	7,780
Trade and other receivables	574	221
Inventory	1,608	643
Prepaid expenses and other current assets	571	737
Restricted cash equivalents	422	381
Property, plant and equipment	71	101
Identifiable intangible assets	86	90
Other non-current assets	—	150
Deferred tax asset	—	3,479
Goodwill	8,330	8,613
Total assets	28,462	22,195

Payables and accrued liabilities	2,280	2,814
Current provision for restructuring costs and onerous contracts	753	2,469
Income taxes payable	2,339	—
Current portion of deferred revenues	—	486
Deferred revenues	—	55
Warrant liability	2,145	3,897
Employee future benefits	13,040	14,229
Long-term provision for restructuring costs and onerous contracts	495	1,028
Total liabilities	21,052	24,978
Total shareholders' equity (deficiency)	7,410	(2,783)
Total liabilities and shareholders' equity (deficiency)	28,462	22,195